VALIDUS HOLDINGS, LTD.
(Registration Statement No. 333-139989)
July 24, 2007
     This is to advise you that the Initial Public Offering price per share is $22.00 and the underwriting discount per share will be $1.4025. The number of shares being offered is 15,244,888 and the over allotment option is for up to an additional 2,286,733 shares. All of these shares will be sold directly by the Company. No shares are being sold by the Selling Shareholders. The dilution per common share to new investors is estimated to be $0.84. The as adjusted book value per common share and diluted book value per common share as of March 31, 2007 is estimated to be $21.16 and $20.06, respectively. The adjusted basic and diluted earnings per share for the year ended December 31, 2006 is estimated to have been $3.67 and $3.64, respectively. The pro forma, adjusted basic and diluted earnings per share for the period ended March 31, 2007 is estimated to have been $0.91 and $0.89, respectively. The closing date is anticipated to be July 30, 2007.
     Validus Holdings, Ltd. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408 or 1-866-471-2526.